Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.

(Commission File No. 1-5050)

1/10/06

The following was made available to employees of Alberto-Culver Company.

Frequently Asked Questions

The purpose of these pages is to try to anticipate the questions you might have and to answer them in order to help you have a full understanding of the transaction we are announcing today. As you have additional questions, we urge you to take them to your supervisor or GDL and they will get answers for you. Many of these will be related to your particular area, but as we answer questions that seem to have a more general application, we will continue to update and post this list. The date at the top will be the indication of a latest version.

The transaction

Why now?

There are really several answers to that, all of which are important:

•	As both Sally and Consumer Products have grown, the environment in which our competitors and trade partners have viewed this growth has changed. Several of Sally’s biggest vendors (L’Oreal, Wella, Clairol) are Consumer Products’ biggest competitors. And several of Consumer Products’ most important trade partners – Wal-Mart, Target, Walgreen’s – are competing with Sally. When our products were not on the radar screen, this was not a big issue, but as our shares have grown, several of the companies we compete against have begun to use this as a wedge issue against us. As Sally has grown, and as it has ventured for the first time into television advertising, its percentage of retail, off-the-street customers has increased and, rightly or wrongly, our trade partners feel those customers are being drawn from their base and this has strained our relationships.
•	An opportunity was presented to the company to create a very strong professional beauty products and services force by combining Sally, BSG and the existing Regis operations. After careful analysis and negotiation, the boards of both companies determined that there were growth opportunities from this combination – which will be a new, independent company — which neither company could achieve as independent entities.
•	As importantly, our consumer products company has grown to a point – in both sales and profits – where it could stand on its own as an independent company. Because of our margin growth and sales growth, we have not had to “lean” on Sally earnings for a number of years, so operating independently today means Business As Usual from the way we have been operating.

Timing

When does all of this take effect?

The boards of both companies have approved these moves and now shareholders of both companies will vote on their approval. Therefore, this will not be completed until sometime later in the year and there are a number of additional approvals and steps that need to be achieved before the transaction can close.

But for us it is business as usual through this whole process, with an even greater focus on consumer products. We will continue to build our brands, to produce a blockbuster Nexxus launch, to introduce new products, to produce winning advertising and promotions, to work with the same trade partners and to find ways to make our business more efficient so we can free dollars to put behind business building activities. Everyone’s goal remains the same: to build sales and profits.

To the extent that there are any changes in roles and responsibilities, we will evolve into that as we would have continued to evolve the consumer products organization if this change had never happened. There will be some changes. Some of our executives will be involved in public reporting responsibilities as a standalone public company that were not specifically the responsibility of ACCPWW, so we will have to manage that. But those kinds of changes will have no impact on the job responsibilities of most of you.

Structure – Our New Company

What will the name of our new company be?

No change. The Alberto-Culver Company. Also, our stock exchange symbol will continue to be ACV.

What will the management structure be?

Carol Bernick will continue in her role as executive Chairman. Jim Marino will continue as the President and will add the title of CEO. The senior managers of the business will continue to meet as a Global Management Team.

Will my job change?

For the vast majority of you the answer is No Change. As we figure out our business as a standalone entity, there will be some changes, but they will not impact many people.

Our international markets will continue to develop our global brands and to build strong regional brand portfolios.

Pro-Line will continue to develop ways to increase share in their markets.

CLA will continue to serve its current customers and to build new markets that will continue its growth.

Cederroth will continue to be a leading player in the Nordic markets.

Will there be any changes in titles, grades, etc?

Again very few, if any, changes. The important thing to realize is that this is the same company it was before the announcement. We no longer have our affiliation with Sally Beauty, but very few consumer products jobs had any ongoing contact with Sally.

What will the Regis management structure be?

Howard Bernick will be joining the new company as non-executive Chairman. Paul Finkelstein, who is currently Chairman and CEO of Regis will continue in the CEO role. There will be a board of directors, four of whom will be chosen by Alberto-Culver, four by Regis and two who will be independent. Gary Winterhalter, President of Sally, will report to Mr. Finkelstein. Mike Renzulli will be an advisor to the new company.

Pay & benefits

Will the January 1 pay increases still be in effect?

No change.

Will our benefits change?

No change. And as before it will be an important part of the Human Resource role to continue to look for ways to ensure that our benefits stay competitive with peer companies.

Will 401-k or profit sharing programs change?

No change, and this includes the increased match for the 401-k plan remaining in place. There will be a Regis stock fund added to the plans. If you currently hold ACV shares in the plans, you will receive a proportionate share of Regis stock to make you whole for the value of your shares.

The way we work

Will marketing plans or financial plans change?

Business as usual.

Do you see any changes with vendors or outside suppliers?

No change as a result of this transaction. We are always in the process of adding to and evaluating our outside resources.

Will we continue to look for acquisitions to grow the business?

Absolutely. Acquisitions will be critically important to our future growth.

Will the GDL process continue?

Business as usual. There may be more frequent meetings and communications via the GDLs for a time as we see this as a valuable tool to be sure any questions or concerns you have during this transition are answered.

Are there any changes contemplated in the company’s mission or values?

None.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alberto-Culver and Regis, including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s and Regis’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of Alberto-Culver and Regis shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competition within the relevant product markets; risks inherent in acquisitions and strategic alliances; loss of one or more key employees; loss of distribution rights; sales by unauthorized distributors in exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates and interest rates, and events outside the control of Alberto-Culver or Regis that negatively affect the intended tax free nature of the transaction. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s and Regis’ results to differ materially from those described in the forward-looking statements can be found in the 2005 Annual Reports on Forms 10-K of Alberto-Culver and Regis filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information

This communication is not a solicitation of a proxy from any security holder of Alberto-Culver or Regis and Alberto-Culver and Regis will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Investor Relations at 708-450-3145. Documents filed with the SEC by Regis Corporation will be available free of charge by contacting Investor Relations and Investment Benefits, at 952-947-7000.

Interests of Certain Persons

The directors and executive officers of Alberto-Culver and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding Alberto-Culver’s directors and executive officers is available in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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